August 12, 2025

Rakuyo Otsuki
Chief Executive Officer
TryHard Holdings Ltd
541-0056, 2 Chome 5-19
Kyutaromachi
Chuo Ward, Osaka
Japan

        Re: TryHard Holdings Ltd
            Amendment No. 3 to Registration Statement on Form F-1
            Filed August 5, 2025
            File No. 333-287751
Dear Rakuyo Otsuki:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 1, 2025 letter.

Amendment No. 3 to Registration Statement on Form F-1
Exhibit Index
Exhibit 5.1, page II-5

1. Please file a revised Ex. 5.1 Legal Opinion to reflect the offering contemplated here, with attention to the resale. In this regard, we note that your Legal Opinion continues to reflect a resale by "Comet Moment Limited, Legend One Capital Limited and
       Lucens Consultancy Pte. Ltd. of an aggregate of 6,937,500 Ordinary
Shares."
       Whereas, the offering was previously revised to limit the resale component to 2,388,750 Ordinary Shares by Lucens.
 August 12, 2025
Page 2

Exhibit 99.3, page 1

2. We note in bullet 4 that "The Company does not anticipate that its audited financial statements for the fiscal year ended September 30, 2024 will be available until after
       December 31, 2024." Please advise if you are changing your year end to September
       30, or revise accordingly.
        Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   R. Joilene Wood